Exhibit 12.1

QUANTUM CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the year ended March 31,
(In thousands)	2009		2008		2007		2006		2005
Loss from continuing operations before income taxes	$(359,145)		$(60,716)		$(59,156)		$(40,081)		$(12,135)
Add fixed charges	34,389		64,337		46,545		15,789		16,907

Earnings (as defined)	$(324,756)		$3,621		$(12,611)		$(24,292)		$(4,772)
Fixed charges:
Interest expense	$29,261		$58,627		$40,748		$9,976		$11,212
Amortization of debt issuance costs	(i	)	(i	)	(i	)	(i	)	(i	)
Estimated interest component of rent expenses	5,128		5,710		5,797		5,813		5,695

Total fixed charges	$34,389		$64,337		$46,545		$15,789		$16,907

Ratio of earnings to fixed charges	(ii	)	(ii	)	(ii	)	(ii	)	(ii	)

(i)	In all years presented, the amortization of debt issuance costs is included in interest expense.
(ii)	Earnings, as defined, were insufficient to cover fixed charges by $359.1 million, $60.7 million, $59.2 million, $40.1 million, and $12.1 million for fiscal 2009, 2008, 2007, 2006, and 2005, respectively.